
October 23, 2023

Edward J. Shoen
President and Chairman of the Board
U-Haul Holding Company
5555 Kietzke Lane, Suite 100
Reno, Nevada 89511

> **Re: U-Haul Holding Company**
> **Definitive Proxy Statement on Schedule 14A**
> **Filed July 7, 2023**
> **File No. 001-11255**

Dear Edward J. Shoen:

   We have completed our review of your filing. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Sincerely,

Division of Corporation Finance
Disclosure Review Program